UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                     For the quarter ended March 31, 2002

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                     For the Quarter Ended March 31, 2002




                                                  CONTENTS

                                                                                                        Page
ITEM 1 - Organization Chart                                                                               3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   5

ITEM 3 - Associate Transactions                                                                           6

ITEM 4 - Summary of Aggregate Investment                                                                  7

ITEM 5 - Other Investments                                                                                8

ITEM 6 - Financial Statements and Exhibits                                                                8

SIGNATURES                                                                                                8

EXHIBIT A                                                                                                 9


ITEM 1 - ORGANIZATION CHART
(As of March 31, 2002)

-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                       Name of Company                          Energy- or                                 Percentage of
               (Organization Chart Hierarchy)                      Gas-                                        Voting    Nature of
            (Inactive companies denoted with (*))                Related       Date of       State of        Securities   Business
           (Reporting companies denoted with (**))               Company     Organization   Organization         Held        (a)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
Alliant Energy Corporation                                         N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
     Cargill-Alliant, LLC (**)                                    Energy      10/29/97       Wisconsin          50%      (v) - 2
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Cargill-Alliant Energy Canada, Inc.                      N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                Cargill-Alliant Energy Canada, LP (*)(**)(NEW)
                    (Also owned by Alliant Energy
                    Resources, Inc)                               Energy       1/28/02       Delaware           50%      (v) - 2
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
     Interstate Power and Light Company                            N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Dais Analytic Corporation (**) (NEW)                    Energy       4/19/93         New York          2%      (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
     Alliant Energy Resources, Inc.                                N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          ADI Thermal Power, Corp. (**) (NEW)                     Energy       8/11/97      Washington           4%      (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          American Superconductor Corporation (**) (NEW)          Energy       4/9/87        Delaware           < 1%     (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          AstroPower, Inc. (**) (NEW)                             Energy       4/28/89       Delaware           < 1%     (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Cargill-Alliant Energy Canada, LP (*)(**) (NEW)
               (Also owned by Cargill-Alliant Energy
               Canada, Inc.)                                      Energy       1/28/02       Delaware           50%      (v) - 2
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          CellTech Power, Inc. (**) (NEW)                         Energy       5/1/00      Massachusetts         1%      (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Nth Power Technologies Fund II, LP (**)                 Energy       2/25/00      California           8%      (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Proton Energy Systems, Inc. (**) (NEW)                  Energy       8/16/96       Delaware           < 1%     (ii)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          SmartEnergy, Inc. (**)                                  Energy       11/3/00       Delaware           95%      (v) - 3
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          AER Holding Company                                      N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
               Henwood Energy Services, Inc. (**)                 Energy       8/9/85       California          17%      (i)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
          Alliant Energy Integrated Services Company               N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
               Industrial Energy Applications, Inc. (**)          Energy       9/22/83         Iowa             100%     (i)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    BFC Gas Company LC (**)                       Energy       12/7/95         Iowa             60%      (vi)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    Energys, Inc. (**)                            Energy       6/25/84       Wisconsin          100%     (i)
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
               RMT, Inc. (**)                                     Energy       7/29/83       Wisconsin          100%     (vii) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    Residuals Management Technology,
                       Inc., Ohio (**)                            Energy       1/22/97         Ohio             48%      (vii) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    RMT North Carolina, Inc. (**)                 Energy       4/6/69     North Carolina        100%     (vii) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    RMT, Inc., Michigan (**)                      Energy      12/15/95       Michigan           100%     (vii) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    RMT International, Inc. (**)                  Energy       10/9/97       Wisconsin          100%     (vii) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
               Heartland Energy Group, Inc. (**)                  Energy       6/1/95        Wisconsin          100%     (v) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    Industrial Energy Applications
                       Delaware Inc.                               N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                         Oak Hill Pipeline LP (**)                Energy       4/1/97          Texas            99%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                         Alliant South Texas Pipeline, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)                Energy       4/20/99         Texas            99%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                         Alliant Energy Desdemona, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)                Energy       2/14/00       Delaware           99%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Alliant Energy Field
                              Services, LLC)                      Energy       8/31/00         Texas            90%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------
                    Alliant Energy Field Services, LLC             N/A           N/A            N/A             N/A         N/A
-------------------------------------------------------------- ----------- -------------- ---------------- ------------- ----------

-------------------------------------------------------------- ----------- ------------- ----------------- ------------ ----------
                         Alliant South Texas Pipeline, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware Inc.)         Energy      4/20/99          Texas            99%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------ ----------
                         Alliant Energy Desdemona, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware Inc.)         Energy      2/14/00        Delaware           99%      (ix) - 1
-------------------------------------------------------------- ----------- -------------- ---------------- ------------ ----------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Industrial Energy
                              Applications Delaware Inc.)        Energy      8/31/00         Texas             90%      (ix) - 1
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    NG Energy Trading, LLC (**)                  Energy      9/26/00        Oklahoma           50%      (v) - 1
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Alliant Energy Integrated Services -
                  Energy Solutions LLC (**)                      Energy       1/1/01          Iowa             100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Schedin & Associates, Inc. (**)              Energy      6/22/82       Minnesota           100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    SVBK Consulting Group, Inc. (**)             Energy       7/2/85        Florida            100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Alliant Energy Integrated Services -
                  Energy Management LLC (**)                     Energy       1/1/01          Iowa             100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Enermetrix, Inc. (**)                        Energy      1/17/95        Delaware            4%      (v) - 3
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Energy Performance Services, Inc. (**)            Energy      12/17/93     Pennsylvania         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Cogenex Corporation (**)                          Energy      9/26/83     Massachusetts         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    APS Cogenex LLC (**)                         Energy      9/29/95        Delaware           50%      (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Energy Capital and Services I, LP (**)       Energy       5/4/90     Massachusetts         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Energy Capital and Services II, LP (**)      Energy      11/13/90    Massachusetts         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Cogenex West Corporation (**)                Energy      9/26/83     Massachusetts         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    EUA Cogenex-Canada Inc. (**)                 Energy      10/11/94        Canada            100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                         EUA Cogenex-Canada Energy
                            Services, Inc. (**)                  Energy      12/16/97        Canada            100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                              AGRA Cogenex Joint Venture (**)    Energy       7/8/97         Canada            50%      (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    Northeast Energy Management, Inc. (**)       Energy       1/7/94     Massachusetts         100%     (i)
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
          Alliant Energy Investments, Inc.                        N/A          N/A            N/A              N/A         N/A
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Heartland Energy Services, Inc.                    N/A          N/A            N/A              N/A         N/A
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
                    ReGENco LLC (**)                             Energy      4/19/99       Wisconsin           30%      (vii) - 2
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
          Alliant Energy Transportation, Inc.                     N/A          N/A            N/A              N/A         N/A
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------
               Williams Bulk Transfer Inc. (**)                  Energy      4/27/99          Iowa             100%     (ix) - 2
------------------------------------------------------------- ----------- ------------- ----------------- ------------- -----------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - electricity
(v) - 3           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at March 31, 2002

----------------------------------------- ------------------------ -------------- -------------------------------------------------
                                                                      Principal
                  Company                          Type of            Amount of
                  Issuing                          Security           Security                     Person to
                 Security                           Issued         (in thousands)           Whom Security was Issued
----------------------------------------- ------------------------ -------------- -------------------------------------------------
ADI Thermal Power, Corp.                  Common stock                    $200      Alliant Energy Resources, Inc. (1)
Alliant Energy Desdemona, LP              Partnership capital           $1,668      Industrial Energy Applications Delaware Inc.(1)
                                          Partnership capital               $1      Alliant Energy Field Services, LLC (1)
Alliant Energy Integrated Services -
     Energy Management LLC                Money pool borrowings        $13,664      Alliant Energy Resources, Inc. (1)
Alliant Energy Integrated Services -
     Energy Solutions LLC                 Money pool borrowings         $1,548      Alliant Energy Resources, Inc. (1)
Alliant South Texas Pipeline, LP          Partnership capital           $6,140      Industrial Energy Applications Delaware Inc.(1)
                                          Partnership capital               $9      Alliant Energy Field Services, LLC (1)
American Superconductor Corporation       Common stock                    $963      Alliant Energy Resources, Inc. (1)
AstroPower, Inc.                          Common stock                    $497      Alliant Energy Resources, Inc. (1)
BFC Gas Company LC                        Capital                       $2,774      Industrial Energy Applications, Inc. (1)
Cargill-Alliant, LLC                      Capital                       $5,000      Alliant Energy Corporation (1)
CellTech Power, Inc.                      Series A preferred stock        $252      Alliant Energy Resources, Inc. (1)
Cogenex Corporation (Incl. subsidiaries)  Money pool borrowings        $72,762      Alliant Energy Resources, Inc. (1)
Dais Analytic Corporation                 Common stock                     $90      Interstate Power and Light Company (1)
Energys, Inc.                             Capital                       $8,685      Industrial Energy Applications, Inc. (1)
                                          Money pool borrowings           $782      Alliant Energy Resources, Inc. (1)
Energy Performance Services, Inc.         Money pool borrowings        $18,041      Alliant Energy Resources, Inc. (1)
Enermetrix, Inc.                          Preferred stock              $10,040      Alliant Energy Integrated Services - Energy
                                                                                         Management LLC (1)
Heartland Energy Group, Inc.              Common stock                  $5,011      Alliant Energy Integrated Services Company (1)
                                          Money pool borrowings        $17,069      Alliant Energy Resources, Inc. (1)
Henwood Energy Services, Inc.             Common stock                  $1,342      AER Holding Company (1)
Industrial Energy Applications, Inc.      Common stock                 $21,060      Alliant Energy Integrated Services Company (1)
                                          Money pool borrowings        $27,258      Alliant Energy Resources, Inc. (1)
NG Energy Trading, LLC                    Capital                       $2,250      Heartland Energy Group, Inc. (1)
Nth Power Technologies Fund II, LP        Partnership capital           $5,000      Alliant Energy Resources, Inc. (1)
Oak Hill Pipeline LP                      Partnership capital           $3,071      Industrial Energy Applications Delaware Inc.(1)
Proton Energy Systems, Inc.               Common stock                    $499      Alliant Energy Resources, Inc. (1)
ReGENco LLC                               Class A units                 $1,083      Heartland Energy Services, Inc. (1)
                                          Class B units                   $667      Heartland Energy Services, Inc. (1)
RMT, Inc. (Incl. subsidiaries)            Common stock                 $11,822      Alliant Energy Integrated Services Company (1)
Schedin & Associates, Inc.                Money pool borrowings         $1,202      Alliant Energy Resources, Inc. (1)
SmartEnergy, Inc.                         Preferred stock              $15,000      Alliant Energy Resources, Inc. (1)
                                          Bridge loan                  $12,504      Alliant Energy Resources, Inc. (1)
SVBK Consulting Group, Inc.               Common stock                      $1      Alliant Energy Integrated Services - Energy
                                                                                          Solutions LLC (1)
                                          Money pool borrowings         $1,763      Alliant Energy Resources, Inc. (1)
Williams Bulk Transfer Inc.               Common stock                      $1      Alliant Energy Transportation, Inc. (1)
                                          Money pool borrowings         $4,884      Alliant Energy Resources, Inc. (1)
----------------------------------------- ------------------------ -------------- -------------------------------------------------

(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended March 31, 2002

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

------------------------------------------------------------------------------------------------------------------------------------
    Reporting          Associate                                         Direct         Indirect                         Total
     Company            Company                    Types of              Costs           Costs          Cost of          Amount
    Rendering          Receiving                   Services             Charged         Charged         Capital          Billed
     Services          Services                    Rendered          (in thousands)  (in thousands)  (in thousands)  (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
RMT                WP&L                  Environmental consulting         $85             $-              $-              $85
RMT                IEA                   Environmental consulting          40              -               -               40
RMT                IP&L                  Environmental consulting          24              -               -               24
RMT                CRANDIC               Environmental consulting           3              -               -                3
RMT                Resources             Environmental consulting          65              -               -               65
RMT                Barge                 Environmental consulting          16              -               -               16
Williams           Cargill-Alliant       Coal handling                    187              -               -              187
------------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

------------------------------------------------------------------------------------------------------------------------------------
    Associate          Reporting                                        Direct        Indirect                         Total
     Company            Company             Types of                    Costs          Costs          Cost of          Amount
    Rendering          Receiving            Services                   Charged        Charged         Capital          Billed
     Services          Services             Rendered                (in thousands)  (in thousands)  (in thousands)  (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting            $40             $-              $-             $40
Williams           Cargill-Alliant   Coal handling                       187              -               -             187
------------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

----------------- -------------------------------------------          --------------- ---------------------------------------------
Abbreviation      Legal Name                                           Abbreviation    Legal Name
----------------- -------------------------------------------          --------------- ---------------------------------------------
Barge             IEI Barge Services, Inc.                             Resources       Alliant Energy Resources, Inc.
Cargill-Alliant   Cargill-Alliant, LLC                                 RMT             RMT, Inc.
CRANDIC           Cedar Rapids and Iowa City Railway                   Williams        Williams Bulk Transfer Inc.
IEA               Industrial Energy Applications, Inc.                 WP&L            Wisconsin Power and Light Company
IP&L              Interstate Power and Light Company

----------------- -------------------------------------------          --------------- ---------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of March 31, 2002 (a)                                $4,868,544          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           730,282          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    730,282          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      119,634
     Energy-related business category ii                                                      12,501
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       58,585
     Energy-related business category vi                                                         204
     Energy-related business category vii                                                      2,750
     Energy-related business category viii                                                         -
     Energy-related business category ix                                                      12,703
     Energy-related business category x                                                            -
                                                                                     ----------------
          Total current aggregate investment                                                 206,377          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $523,905          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                            -------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.                 $1,342            $1,342     No change.
     Industrial Energy Applications, Inc.          47,133            47,133     No change.

Energy-related business category v*
     Cargill-Alliant, LLC                          $5,000            $5,000     No change.
     Heartland Energy Group, Inc.                   3,289             3,289     No change.

Energy-related business category vi*
     BFC Gas Company LC                            $2,569            $2,569     No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822           $11,822     No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                          $3,220            $3,071     In the first quarter of 2002, Oak Hill Pipeline LP
                                                                                made a distribution of $149 to Industrial Energy
                                                                                Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
      None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of May 2002.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)

                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)